SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                   UroQuest Medical Corporation
                         (Name of Issuer)

                  Common Stock, $0.001 Par Value
                  (Title of Class of Securities)

                      917285 10 8
                          (CUSIP Number)

                           Tom E. Brandt
                         206 Andover Drive
                       Valparaiso, IN 46383
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 30, 1996
      (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
     the following box [   ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following page(s))


                         Page 1 of 5 Pages

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     917285 10 8

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

          Tom E. Brandt

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [    ]
     (b)  [    ]

(3)  SEC Use Only
     ___________________________________________________________

(4)  Source of Funds (See Instructions)             00 (SEE ITEM 3)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [   ]

(6)  Citizenship or Place of Organization     UNITED STATES OF AMERICA


Number of           (7)  Sole Voting Power   1,605,029
Shares Beneficially(8)Shared Voting Power      -0-
Owned by Each  (9)  Sole Dispositive Power1,605,029
Reporting Person(10)Shared Dispositive Power      -0-
With

(11) Aggregate Amount Beneficially Owned by each Reporting Person
     1,605,029

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)              13.6%


(14) Type of Reporting Person (See Instructions)                        IN


ITEM 1.SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share ("Common Stock"), of UroQuest Medical Corporation ("Issuer"), a Delaware corporation, whose principal executive offices are located at 265 East 100 South, Suite 220, Salt Lake City, Utah 84111-1616.

          The percentage of beneficial ownership reflected in this
          Schedule 13D is based upon 11,818,626 Common Stock outstanding on October 30, 1996.

ITEM 2.IDENTITY AND BACKGROUND.

          (a)  Name: Tom E. Brandt

          (b)  Residence Address:206 Andover Drive
                              Valparaiso, IN 46383

          (c)  Present Principal Occupation:   Chief Operating Officer of
               UroQuest
                                      Medical Corporation

          (d) During the last five years, Mr. Brandt has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Brandt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Mr. Brandt, enjoining Mr. Brandt from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Brandt is a citizen of the United States of America.


ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Prior to October 30, 1996, Mr. Brandt was the principal shareholder of BMT, Inc., an Indiana corporation ("BMT"). On October 30, 1996, BMT was acquired by the Issuer by means of a merger of BMT with and into a wholly-owned subsidiary of the Issuer. In the merger, Mr. Brandt received cash and the shares of Common Stock reported on this Schedule.

ITEM 4.PURPOSE OF TRANSACTION.

          As described above, Mr. Brandt acquired the shares of Common Stock reflected on the Schedule on October 30, 1996, pursuant to the merger of BMT, Inc. with and into BMT Acquisition Co., a wholly-owned subsidiary of UroQuest. As a result of the merger, Mr. Brandt acquired the securities described below in Item 5(a). Mr. Brandt does not have a present intention to acquire or dispose of shares of Common Stock of Issuer, but this may change depending upon market conditions. Mr. Brandt does not have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b).The beneficial ownership of Tom E. Brandt is set forth below. Mr. Brandt has sole voting and dispositive power with respect to all of the shares indicated below.

                               Number        Percent
                              OF SHARES      OF CLASS

          Tom E. Brandt  1,605,029              13.6%

          (c) Mr. Brandt has not effected any transaction in the Common Shares of the Issuer in the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.MATERIALS TO BE FILED AS EXHIBITS.

          None.



                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                /S/ TOM E. BRANDT

                              Tom E. Brandt


                              Dated:   October   31    , 1996


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